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Lifted Genetics

Legal Cannabis Business

Hopedale, MA 01747
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This is a preview. It will become public when you start accepting investment.
THE PITCH
Lifted Genetics is seeking investment to build an innovative, efficient, and sophisticated facility to grow & cultivate high quality plants & products.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.

Here at Lifted Genetics, we are a team of locals in Massachusetts who have a deep passion for cannabis. Our focus is providing unique genetics through small batch cultivation in the adult-use market.

 We have received provisional licensing from the Cannabis Control Commission and are currently seeking investment opportunities.

This is a preview. It will become public when you start accepting investment.
OUR PRODUCT

Lifted Genetics will specialize in cultivating hand-crafted, premium cannabis flower that is tailored toward achieving specific effects and medicinal benefits. The Company will invest in the highest quality indoor growing system and cultivate its own hand picked genetics, which will set it apart from the competition. Lifted Genetics' menu will consist of 12 different strains of cannabis.

The Company has spent a number of years perfecting its menu and building upon its genetics.
The Lifted Genetics team has pheno hunted over 100 strains to identify its top 12 cultivars, giving it a significant advantage.
This allows Lifted Genetics to begin immediately with a variety of fan favorite strains that have gone through this time consuming process.
This is a preview. It will become public when you start accepting investment.
THE FACILITY

Lifted Genetics has been actively designing a comprehensive cultivation facility that can produce authentic craft cannabis products.

The Company will develop a two-story 15,000 square foot state-of-the art industrial facility.
Lifted Genetics will use the highest-quality materials and equipment to develop the cultivation facility
Close looped cultivation systems for segregated grow environments
Lighting, benching, and fertigation systems all manufactured and designed to produce high end cannabis
Our facility has been designed to produce 3,200+ pounds a year ($10M Annually)
This is a preview. It will become public when you start accepting investment.
THE TEAM
Dave Griffiths
CEO

Proven track record of business start up success. Produces year after year growth within service industry. Has handled all facets of running an accomplished business

Mike Griffiths
President of Production

Master Grower with ten years of experience, five within the Massachusetts commercial setting. Consulted for industry leading cultivation facilities across the country. Experienced in all aspects of running a commercial operation

Grant Pickering
COO

Over ten years of experience in compliance and regulation. Vast knowledge in navigating through highly governed industries. Well-versed on all of the Cannabis Control Commission guidelines

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Initial facility build out costs $94,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$0	$1,620,000	$10,937,000	$10,906,950	$27,117,900
Cost of Goods Sold	$0	$463,500	$920,700	$925,600	$2,209,680
Gross Profit	$0	$1,156,500	$10,016,300	$9,981,350	$24,908,220

EXPENSES

Utilities	$0	$540,000	$640,000	$2,560,000	$706,440
Salaries	$160,000	$835,800	$2,438,696	$5,540,120	$9,017,471
Insurance	$20,000	$80,000	$80,000	$318,000	$318,000
Repairs & Maintenance	$0	$41,000	$42,025	$43,075	$44,151
Legal & Professional Fees	$40,000	$30,750	$31,518	$32,305	$33,112
Marketing	$30,000	$60,000	$72,000	$336,000	$336,000
Town Contribution	$0	$15,900	$101,600	$101,365	$271,179
Community Contribution	$0	$20,000	$20,000	$20,000	$80,000
HR Management	$0	$25,000	$51,500	$53,045	$131,126
Security	$0	$346,680	$428,480	$441,330	$349,325
Environmental Services	$0	$55,500	$137,196	$141,312	$349,325
Deprecation	$0	$102,484	$187,830	$187,830	$751,320
Equipment Lease	$0	$25,400	$0	$76,200	$91,440
Employee Related Expenses	$0	$378,900	$916,761	$964,010	$2,029,797
	$0	$0	$0	$0	$0
Property Cost	$18,000	$0	$0	$0	$0
	$0	$0	$0	$0	$0
Funding fees	$230,000	$0	$0	$0	$0
Design and Construction Management	$50,000	$0	$0	$0	$0
	$0	$0	$0	$0	$0
Operating Profit	$-548,000	$-1,400,914	$4,868,694	$-833,242	$10,399,534

This information is provided by Lifted Genetics. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Investment Round Status
Target Raise $100,000
Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends March 25th, 2022

Summary of Terms

Legal Business Name Lifted Genetics Inc.

Investment Structure Revenue Sharing Note

Investment Multiple 2×

Business's Revenue Share 2.4%-6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2028

Financial Condition

Historical milestones

Lifted Genetics was established [June, 2018] and has not yet commenced operation. Lifted Genetics has since achieved the following milestones:

Obtained Host Community Agreement [Hopedale, MA]

Obtained Provisional License [Cannabis Control Commission]

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Lifted Genetics to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Lifted Genetics operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Lifted Genetics competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Lifted Genetics's core business or the inability to compete successfully against the with other competitors could negatively affect Lifted Genetics's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Lifted Genetics's management or vote on and/or influence any managerial decisions regarding Lifted Genetics. Furthermore, if the founders or other key personnel of Lifted Genetics were to leave Lifted Genetics or become unable to work, Lifted Genetics (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Lifted Genetics and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Lifted Genetics is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Lifted Genetics might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Lifted Genetics is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Lifted Genetics

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Lifted Genetics's financial performance or ability to continue to operate. In the event Lifted Genetics ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Lifted Genetics nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Lifted Genetics will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Lifted Genetics is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Lifted Genetics will carry some insurance, Lifted Genetics may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Lifted Genetics could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Lifted Genetics's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Lifted Genetics's management will coincide: you both want Lifted Genetics to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Lifted Genetics to act conservative to make sure they are best equipped to repay the Note obligations, while Lifted Genetics might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Lifted Genetics needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside

relationships with Lifted Genetics or management), which is responsible for monitoring Lifted Genetics's compliance with the law. Lifted Genetics will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Lifted Genetics is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Lifted Genetics fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Lifted Genetics, and the revenue of Lifted Genetics can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Lifted Genetics to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Lifted Genetics. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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